Exhibit 5.2
EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is effective on October 15, 2018 (the “Effective Date”) between GROWLIFE, Inc., a Delaware corporation ("Company”) and MARK E. SCOTT ("Executive"). The Company and Executive are sometimes referred to herein individually as a “Party” and collectively as the “Parties.

WITNESSETH:

WHEREAS, the Company and Executive entered into any prior Agreement with the Company (“Prior Agreement”);

WHEREAS, the Parties hereby revoke, repeal, and replace the Prior Agreement in its entirety with this Agreement, which the Parties intend to supersede all agreements between the Parties entered into prior to the Effective Date; and

WHEREAS, the Company desires that Executive be employed by the Company, and render services to the Company, and Executive is willing to be so employed and to render such services to the Company, all upon the terms and subject to the conditions contained herein in consideration for, among other things, the Company’s agreement to provide Executive with Confidential Information pursuant to the terms of this agreement, and Executive’s receipt of Confidential Information pursuant to a relationship of trust and confidence and under conditions of confidentiality and non-use and non-disclosure.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. EMPLOYMENT.  Subject to and upon the terms and conditions contained in this agreement, the Company hereby agrees to employ Executive and Executive agrees to be employed by the Company, for the period set forth in paragraph 2 hereof, to render to the Company, its affiliates and/or subsidiaries the services described in paragraph 3 hereof.

2. TERM.  Executive’s employment under this Agreement shall commence as of the Effective Date hereof and shall continue for a period of three (3) years unless earlier terminated as set forth herein (the “Employment Term”).

3. DUTIES.

(a) Executive shall serve as the Chief Financial Officer (“CFO”) of the Company, reporting directly to the Chief Executive Officer of the Company (“CEO”).  Executive shall be responsible for the management and running of the day-to-day financial operations and merger and acquisition activities of the Company. Executive agrees to devote Executive’s full-time business time, attention, skills, and best efforts to the performance of the duties.

(b) Executive shall perform all duties incident to the positions held by him. The Company retains the right, by decision of the CEO, to change Executive's title and duties, as may be determined to be in the best interests of the Company; provided, however, that any such change in Executive's duties shall be consistent with Executive's training, experience, and qualifications.

(c) Executive agrees to abide by all bylaws and policies of the Company, promulgated from time to time by the Company, as well as all state and federal laws, statutes and regulations.

4. BEST EFFORTS.  Executive agrees to devote his best efforts and attention in a timely manner, as well as his energies and skill, to the performance of the duties and the discharge of the duties and responsibilities attributable to his position.

5. COMPENSATION. The Company will pay Executive the following compensation for his services under this Agreement:

(a) Base Salary. For the duration of the Employment Term and as compensation for his services and covenants hereunder, in this position, you will earn a base salary of $165,000 on an annualized basis. Your compensation will be payable pursuant to the Company’s regular payroll schedule and policy. Each subsequent year, the Executive’s performance will be reviewed.

(b) Equity Compensation. Any previously vested stock options, shares, or other equity compensation earned by Executive to date remains outstanding and unaffected by this Agreement. The Company grants to you an option to purchase twenty million (20,000,000) shares of the Company’s Common Stock (“Shares”) under the Company’s 2018 Stock Incentive Plan (“SIP”), with an exercise price per share of $0.012, and subject to the terms and conditions of the SIP. While engaged or employed, the Shares will vest in the following manner:

                      The Shares will vest quarterly over three years. All options will have a five-year life and cashless exercise, provided that you do not cease to be an employee of the Company prior to such date. The stock option grant shall be subject to the terms and conditions of the Company’s SIP, including vesting requirements. No right to any stock is earned or accrued until such time that these Shares have vested, nor does the grant confer any right to continue vesting or employment.

          In addition, notwithstanding the foregoing, in the event that your continuous status as an employee of the Company is terminated by the Company without Cause (as defined below) or you terminate your employment with the Company for Good Reason (as defined below), in either case upon or within twelve (12) months after a Change in Control (“CoC”) as defined in the Company’s Stock Plan then, subject to your execution of a standard release of claims in favor of the Company or its successor, 100% of the total number of Shares shall immediately become vested.

(c) Issuance of Shares. Upon receipt of written notice from Executive, the Company shall issue to Executive the Equity Compensation to which the Executive is entitled to in accordance with the schedule above.

(d) Accrual of Shares. In the event Executive does not request in writing that the Equity Compensation be issued during the period in which it is earned, the un-issued shares shall accrue and the Executive may request the shares to be issued at any time.

(e)    Incentive Compensation. Upon employment you may be eligible to earn an annual incentive bonus equal to 2% percentage of the company’s EBITDA (earnings before interest, taxes, depreciation, and amortization) pro rated for the period that you are employed.

6. EXPENSES.

(a) Reimbursement. Executive shall be reimbursed for all business expenses incurred by him in connection with the performance of the duties under this agreement.  The reimbursement of any such expense that is includible in gross income for federal income tax purposes shall be paid no later than the end of the calendar month following the calendar month in which the expense was incurred.

7. EXECUTIVE BENEFITS.

 (a)  Benefits. During the Employment Term, Executive shall be entitled to participate in such group term insurance, disability insurance, health and medical insurance benefits, life insurance and retirement plans or programs as are from time to time generally made available to executive employees of the Company pursuant to the policies of the Company; provided that Executive shall be required to comply with the conditions attendant to coverage by such plans and shall comply with and be entitled to benefits only to the extent former employees are eligible to participate in such arrangements pursuant to the terms of the arrangement, any insurance policy associated therewith and applicable law, and, further, shall be entitled to benefits only in accordance with the terms and conditions of such plans. The Company may withhold from any benefits payable to Executive all federal, state, local and other taxes and amounts as shall be permitted or required to be withheld pursuant to any applicable law, rule or regulation. As an officer of the Company, the Company will pay for term life insurance with a value of $2 million and pay for up to $1,000,000 in errors and omission insurance, if less than $2 million ($2,000,000) in Director & Officer insurance is not provided while employed.

 (b)  Vacation. Executive shall be entitled to 4 weeks paid vacation in accordance with the Company’s policies, as may be established from time to time by the Company for its executive staff, which shall be taken at such time or times as shall be mutually agreed upon by the Parties. Vacation time shall not accrue if unused after the fiscal year.

8. DEATH AND DISABILITY.

(a) Death. The Employment Term shall terminate on the date of Executive’s death, in which event the Company shall, within 30 days of the date of death, pay to his estate, Executive’s Base Salary, any unpaid  bonus awards (including any bonus award for a plan year that has ended prior to the time employment terminated where the award was scheduled to be paid after the date employment terminated), reimbursable expenses and benefits owing to Executive through the date of Executive’s death together with any benefits payable under any life insurance program in which Executive is a participant.

(b) Disability. The Employment Term shall terminate upon Executive’s Disability. For purposes of this Agreement, “Disability” shall mean that Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.  For purposes of determining Executive’s Disability, the CEO may rely on a determination by the Social Security Administration that Executive is totally disabled or a determination by the Company’s disability insurance carrier that Executive has satisfied the above definition of Disability.  In case of such termination, Executive shall be entitled to receive his Base Salary, any unpaid bonus awards (including any bonus award for a plan year that has ended prior to the time employment terminated where the award was scheduled to be paid after the date employment terminated), reimbursable expenses and benefits owing to Executive through the date of termination within 30 days of the date of the Company’s determination of Executive’s Disability, together with any benefits payable under any disability insurance program in which Executive is a participant.  Except as otherwise contemplated by this Agreement, Executive will not be entitled to any other compensation upon termination of his employment pursuant to this subparagraph 8(b).

9. TERMINATION OF EMPLOYMENT.

(a) Termination With Cause By Company. The Company may terminate this agreement at any time during the Employment Period for “Cause” upon written notice to Executive, upon which termination shall be effective immediately. For purposes of this agreement, “Cause” means any of the following:
i. Conviction of felony, theft or embezzlement from the Company;

ii. You have engaged in fraud, embezzlement, theft, or willful deception, or have engaged in other dishonest acts during the Term, which are detrimental to the business of the Company;

iii. You have breached the non-solicitation or non-competition covenants of this agreement, have willfully engaged in the diversion of any corporate opportunity or other similar, serious conflict of interest or self-dealing inuring to your benefit and to the Company's detriment;

iv. You have excessively used alcohol or have used illegal drugs, which substantially and materially interferes with the performance of your duties under this agreement after receipt of written notice from the Company demanding substantial performance, setting forth the nature of the failure, and your failure to remedy within a reasonable time thereafter, not to exceed thirty (30) days;

v. You have violated state, federal or local laws and ordinances requiring equal employment opportunity and prohibiting discrimination and harassment based on race, creed, color, national origin, sex, honorably discharged veteran or military status, sexual orientation, or the presence of any sensory, mental, or physical disability, or any other category protected by law.

(b) Termination Without Cause By Company. The Company’s current CEO, Marco Hegyi, may terminate this Agreement at any time during the Employment Period without “Cause” upon thirty (30) days written notice to Executive. In the event Marco Hegyi is no longer CEO of the Company, this Agreement may not be terminated at any time during the Employment Period without “Cause.”

(c) Termination By Executive. Executive may terminate this Agreement at any time by providing the Company thirty (30) days’ written notice, with or without “Good Reason,” which means any one or more of the following:

i. a material breach by the Company of any provision of this Agreement, including without limitation, the Company’s failure to pay Executive any Base salary, Equity Compensation, Incentive Compensation, or benefits, which breach is not cured within fifteen (15) days after receipt of written notice from you to the CEO specifying the breach or, if notice and cure have previously taken place regarding the same or a substantially similar breach, if the breach recurs;

ii. a requirement by the Company that you change your primary work locations from Kirkland, Washington, without your consent to such change;

iii. the creation and continuation of a hostile work environment which continues without corrective action being taken by the Company for a period of more than fifteen (15) days following written notice by you to the Company identifying the nature and cause of such hostile work environment; or

iv. the Company, without your consent (A) changes your title or position, (B) makes any material change or reduction in your duties or responsibilities, (C) reduces your salary and/or benefits, or (D) assigns duties or responsibilities to you that are inconsistent with your position as CFO of the Company.

(d) Compensation upon Termination. In the event that the Company terminates the Executive’s employment hereunder due to a Termination “for cause,” the Executive shall be entitled to any Base Salary, unpaid bonus, reimbursable expenses and benefits owing to Executive then all of the Company’s obligations hereunder shall cease immediately, and you will not be entitled to any further compensation beyond any pro-rated base salary due and bonus amounts earned through the effective date of termination. Except as otherwise contemplated by this agreement, Executive will not be entitled to any other compensation upon termination “for cause” of this agreement.  If Executive is terminated “without cause” or if this agreement is terminated by Executive, Executive is entitled any Base Salary, unpaid bonus, reimbursable expenses and benefits owing to Executive through the day on which Executive is terminated plus 90 days. (“Full Compensation”) shall mean all total executive compensation accruable under this Agreement, which shall include payment of all accruable Base Salary, Equity Compensation and Performance Bonuses that is payable to Executive under this agreement as if earned in full.

10. DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.

(a) Executive acknowledges that he is prohibited from disclosing any confidential information about the Company, including but not limited trade secrets, formulas, and financial information, to any party who is not a director, officer or authorized agent of the Company or its subsidiaries and affiliates.  The Company will provide Executive with valuable confidential information belonging to the Company or its subsidiaries or its affiliates above and beyond any confidential information previously received by Executive and will associate Executive with the goodwill of the Company or its subsidiaries or its affiliates above and beyond any prior association of Executive with that goodwill.  In return, Executive promises never to disclose or misuse such confidential information and never to misuse such goodwill.

(b) Executive will not, during the Employment Term, directly or indirectly, as an Executive, employer, agent, manager or engage in or participate in any other business that is directly competitive with the Company’s business without written consent from the Board of Directors.

(c) Executive will not, during the Employment Term and for a period of twelve (12) months thereafter, directly or indirectly, work in the United States as an employee, employer, consultant, agent, manager, officer, or in any other individual or representative capacity for any person or entity that is competitive with the business of the Company.

(d) Executive will not, during the Employment Term and for a period of twelve (12) months thereafter, on his behalf or on behalf of any other business enterprise, directly or indirectly, under any circumstance other than at the direction and for the benefit of the Company, (i) solicit for employment or hire any person employed by the Company or any of its subsidiaries, or (ii) call on, solicit, or take away any person or entity who was a customer of the Company or any of its subsidiaries or affiliates during Executive’s employment with the Company, in either case for a business that is competitive with the business of the Company.

(g) If Executive breaches any provision of Section 10 of this Agreement, the Company shall provide Notice to Executive, in accordance with Section 13, herein, and shall provide Executive with 60 days to cure (the “Cure Period”) any breach before proceeding with any and all remedies available at law or in equity.

(f) It is expressly agreed by Executive that the nature and scope of each of the provisions set forth above are reasonable and necessary. If, for any reason, any aspect of the above provisions as it applies to Executive is determined by a court of competent jurisdiction to be unreasonable or unenforceable under applicable law, the provisions shall be modified to the extent required to make the provisions enforceable.  Executive acknowledges and agrees that his services are of unique character and expressly grants to the Company or any subsidiary or affiliate of the Company or any successor of any of them, the right to enforce the above provisions through the use of all remedies available at law or in equity, including, but not limited to, injunctive relief.

11. COMPANY PROPERTY.

(a) Any patents, inventions, discoveries, applications, processes, models or financial statements designed, devised, planned, applied, created, discovered or invented by Executive during the Employment Term, regardless of when reduced to writing or practice, which pertain to any aspect of the Company’s or its subsidiaries’ or affiliates’ business as described above shall be the sole and absolute property of the Company, and Executive shall promptly report the same to the Company and promptly execute any and all documents that may from time to time reasonably be requested by the Company to assure the Company the full and complete ownership thereof.

(b) All records, files, lists, including computer generated lists, drawings, documents, equipment and similar items relating to the Company’s business which Executive shall prepare or receive from the Company shall remain the Company’s sole and exclusive property. Upon termination of this Agreement, Executive shall promptly return to the Company all property of the Company in his possession. Executive further represents that he will not copy or cause to be copied, print out or cause to be printed out any software, documents or other materials originating with or belonging to the Company. Executive additionally represents that, upon termination of his employment with the Company, he will not retain in his possession any such software, documents or other materials.

12. CONSENT TO JURISDICTION AND VENUE.  The Executive hereby consents and agrees that federal and state courts located in King County, Washington shall have personal jurisdiction and proper venue with respect to any dispute between the Executive and the Company. In any dispute with the Company, the Executive will not raise, and hereby expressly waives, any objection or defense to any such jurisdiction as an inconvenient forum.

13. NOTICE.  Except as otherwise expressly provided, any notice, request, demand or other communication permitted or required to be given under this Agreement shall be in writing, shall be deemed conclusively to have been given: (a) on the first business day following the day timely deposited with Federal Express (or other equivalent national overnight courier) or United States Express Mail, with the cost of delivery prepaid or for the account of the sender; (b) on the fifth business day following the day duly sent by certified or registered United States mail, postage prepaid and return receipt requested; or (c) when otherwise actually received by the addressee on a business day (or on the next business day if received after the close of normal business hours or on any non-business day).

14. INTERPRETATION; HEADINGS.  The parties acknowledge and agree that the terms and provisions of this Agreement have been negotiated, shall be construed fairly as to all parties hereto, and shall not be construed in favor of or against any party. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

15. SUCCESSORS AND ASSIGNS; ASSIGNMENT; INTENDED BENEFICIARIES.   Executive’s rights, powers, duties or obligations hereunder may be assigned by Executive in Executive’s sole discretion. This Agreement shall be binding upon and inure to the benefit of Executive and his heirs and legal representatives and the Company and its successors. Successors of the Company shall include, without limitation, any corporation or corporations acquiring, directly or indirectly, all or substantially all of the assets of the Company, whether by merger, consolidation, purchase, lease or otherwise, and such successor shall thereafter be deemed “the Company” for the purpose hereof.

16. NO WAIVER BY ACTION.  Any waiver or consent from the Company respecting any term or provision of this Agreement or any other aspect of the Executive’s conduct or employment shall be effective only in the specific instance and for the specific purpose for which given and shall not be deemed, regardless of frequency given, to be a further or continuing waiver or consent. The failure or delay of the Company at any time or times to require performance of, or to exercise any of its powers, rights or remedies with respect to, any term or provision of this Agreement or any other aspect of the Executive’s conduct or employment in no manner (except as otherwise expressly provided herein) shall affect the Company’s right at a later time to enforce any such term or provision.

17. COUNTERPARTS; GOVERNING LAW; AMENDMENTS; ENTIRE AGREEMENT; SURVIVAL OF TERMS.  This Agreement may be executed in two counterpart copies, each of which may be executed by one of the parties hereto, but all of which, when taken together, shall constitute a single agreement binding upon all of the parties hereto. This Agreement and all other aspects of the Executive’s employment shall be governed by and construed in accordance with the applicable laws pertaining in the State of Washington (other than those that would defer to the substantive laws of another jurisdiction). Each and every modification and amendment of this Agreement shall be in writing and signed by the parties hereto, and any waiver of, or consent to any departure from, any term or provision of this Agreement shall be in writing and signed by each affected party hereto.

18. ENTIRE AGREEMENT.  The entire understanding and agreement between the Parties has been incorporated into this Agreement, and this Agreement supersedes all other agreements and understandings between Executive and the Company with respect to the relationship of Executive with the Company or its affiliates or subsidiaries.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth above.

(“COMPANY”)	(“EXECUTIVE”)
GROWLIFE, INC.

/s/ Marco Hegyi	/s/ Mark E. Scott
By: Marco Hegyi	By: Mark E. Scott
Its: Chief Executive Officer